



HUGY

March 2017

Franz Almeida
Founder & CEO

It's a Match!
You and Jessica like each other.
SEND A SNIP
KEEP PLAYING

Dating With A Twist

Visionary Dating App



- **HUGY combines internet's _reach_ with _naturalness_ of _in-person_ encounters**



- **Like _at 1ˢᵗ sight_, NOT 1ˢᵗ profile read!**

- **In real life, _looks_, _mannerisms_, _intonations_ come 1ˢᵗ – onion peeling happens _later_**



  - **HUGY offers _an Augmented Reality gamification social dating experience*_ like when in (bars, parties)…**
  - **…only there are a whole lot more 1ˢᵗ encounters!**

The ONLY dating platform with NO TEXT JUST VIDEO – Always!!!

The HUGY Experience



- Join, via Facebook or not
- Post 1-11 second video profile snips
- Browse profile video snips in (AUGMENTED REALITY)* on your phone
- View Profile Video & Swipe right to LIKE, left to PASS
- Get notified of matches
- Speak via personal 1-11 sec. snips (which disappear after 25 hrs.)
- (LIVE Stream)* 1-1 with your match .





TO PLAY
First create Profile Video
LIKE or PASS
People's Video Snips
YOUR DATA IS NEVER SHARED
By continuing, you agree to our Terms of Service

The HUGY Advantage





PROTECT YOUR INFORMATION :

- *Your Full Name/ Age /Contact info is not disclosed or shared.*
-
- You have a normal conversation with your match via video snips that disappear after 25 hours and or LIVE stream* 1-1

The Technology outline :

- Video Profiles appear in (AUGMENTED REALITY)* > Market 1st

  User selects a profile in the AR (sticky element)and views the other users video.If matched users communicate via 1 - 11 sec Video Snips that disappear after 25 hours .> Market 1st

1 ON 1 (LIVE Streaming) as*

an optional feature > Market 1st

Positioning





Revenue Model



Freemium Offering



Video Advertising
- Ads in (AR)* space flat fee $25k/ month
- $0.99 per click to view Ad Video



Premium Features
- $0.33/month or $0.99/ every 3 months
- (LIVE Streaming)* / (Augmented Reality)*

Market Landscape



Mobile dating apps address current prevailing trends:

- *Rising youth participation*
- *Dating "gamification"*
- *Need for bigger pool*
- *Need for instant gratification*

Share of Americans Aged 18-24 Mobile Dating in 2015
Pew Research



22%

U.S Mobile Dating Services Revenue, 2016
IBISWorld



$645 million

User Bases of Select Leading Platforms



Millions of users

Marketing

- Social influencers with 40M+audiences

- Weave stories on Facebook, Twitter, Snapchat



- Sponsorships of high-profile events, dating shows, etc.

- Public relations campaigns

Timeline





1Q'16
- Idea conception
- Initial founder's seed ($100k)

2Q'16
- Platform design & development

3Q'16
- Product soft launch, iOS, 155 countries

4Q'16
- Expansion
- Initial marketing initiatives

2017
- Full launch, all platforms
- Full marketing initiatives

2018
- Ongoing international expansion

Our Team









Capt.Franz Almeida

- Founder & CEO from Jan 16
- Angel Investor
- Jet Pilot
- FX Trader
- Entrepreneur
- @Harvard

Mr.Joe Pacheco

Co-Founder & CFO from Dec 16

- Partner at Pacheco & Assoc.
- Fortune 500 Corporate Finance Banker
- Angel Investor

Mr.Manan Vasavada

App Development Team Lead

Interim CTO

Mr.Endri Tolka

Advisor

- Co-Founder, COO, CFO, YouVisit

Mr.Blake Ian

Advisor

- CEO, Tawkers

Terms :



- **Current round open at 2.5MM**

- **Uses of proceeds include**
  - Ongoing Platform development
  - Heavy APP Marketing Push / SEO / Influencers .
  - General working capital needs

- **Cash flow positive anticipated in Year 3**

- **NOTE : * Items currently in DEVELOPMENT PHASE**

Q & A



Dating
With A
Twist

